================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 11-K


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES AND EXCHANGE ACT OF 1934


                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998


                          THRIFT PLAN FOR EMPLOYEES OF
                                   CONOCO INC.
                            (FULL TITLE OF THE PLAN)


                                   CONOCO INC.
                          600 NORTH DAIRY ASHFORD ROAD
                                HOUSTON, TX 77079
           (NAME AND ADDRESS OF PRINCIPAL EXECUTIVE OFFICE OF ISSUER)


================================================================================

                                      INDEX


                                                                    Page(s)
Report of Independent Accountants ............................         4


Financial Statements:

     Statements of Net Assets Available for Plan
         Benefits, With Fund Information as of
         December 31, 1998 and 1997  .........................      5-16

     Statements of Changes in Net Assets Available
         for Plan Benefits, with Fund Information for
         the Years Ended December 31, 1998 and 1997 ..........     17-28

     Notes to the Financial Statements .......................     29-39


Supplemental Schedules:

     Schedule I:  Schedule of Assets Held for Investment
         Purposes at December 31, 1998 .......................     40-42

     Schedule II:  Schedule of Reportable Transactions
         For the Year Ended December 31, 1998  ...............        43


                                    EXHIBITS


                  Exhibit
                  Number                             Description
                     23               Consent of Independent Accountants                           44


--------------------

*Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

         Pursuant to the requirements of the Securities and Exchange Act of 1934, Conoco Inc. has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.


                                    Thrift Plan for Employees of
                                    Conoco Inc.

                                    Date: June 3, 1999





                                    By /s/ STEVE THEEDE
                                       -----------------------------------------
                                                   Steve Theede
                                         Vice President of Human Resources

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants of the Thrift Plan for Employees of Conoco Inc. and the Employee Benefit Plans Board of Conoco Inc.


         In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the net assets available for plan benefits of the Thrift Plan for Employees of Conoco Inc. (the "Plan") at December 31, 1998 and 1997, and the changes in net assets available for Plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan Administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan Administrator, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

         Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statements of the net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PRICEWATERHOUSECOOPERS LLP
Houston, Texas
June 2, 1999

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                              WITH FUND INFORMATION

                                DECEMBER 31, 1998

               (Dollars in Thousands, Except Unit or Share Values)



                                                                               Fund Information
                                           -----------------------------------------------------------------------------------------
                                                                             Barclays                                     Conoco
                                                                              3-Way          DuPont                       Class A
                                               Fixed           Fidelity       Asset          Common                       Common
                                              Income           Magellan     Allocation       Stock          Loan           Stock
                                               Fund              Fund          Fund           Fund          Fund            Fund
                                           ------------      -----------    ----------     ----------     --------       -----------
Investments, at Fair Value
   (Notes 1, 2 and 3)
   DuPont Company Common Stock
       (Cost $516,372) ...............                                                     $  676,304(a)
   Conoco Company Class A Common
       Stock (Cost $37,858)  .........                                                                                   $   31,730
   Mutual Funds
       (Cost $325,108) ...............                       $  180,762(a)
   Common Collective Trusts
       (Cost $138,287) ...............                                      $   75,582
   Short-Term Investments and Cash
       (Cost $33,424)  ...............     $   32,389               142             60            533                            25
   Loans to Participants Principal
       Balance .......................                                                                    $   35,727
                                           ----------        ----------     ----------     ----------     ----------     ----------
                                               32,389           180,904         75,642        676,837         35,727         31,755

Investments, at Contract Value
   Fixed Income Fund .................      1,691,162(a)
                                           ----------        ----------     ----------     ----------     ----------     ----------
         Total Investments ...........      1,723,551           180,904         75,642        676,837         35,727         31,755

Receivables
     Due from Conoco Inc. ............          2,318               356            166          1,678                           831
                                           ----------        ----------     ----------     ----------     ----------     ----------
Net Assets Available for Plan
     Benefits ........................     $1,725,869        $  181,260     $   75,808     $  678,515     $   35,727     $   32,586
                                           ==========        ==========     ==========     ==========     ==========     ==========

Unit or Share Values (Note 2) ........     $   116.73        $   120.82     $    25.48     $    53.06                    $    20.75
                                           ==========        ==========     ==========     ==========                    ==========

------------------------------

(a) Represents more than 5% of the net assets available for plan benefits.

The accompanying notes are an integral part of these financial statements.

Continued next page

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                              WITH FUND INFORMATION

                          DECEMBER 31, 1998 (Continued)

               (Dollars in Thousands, Except Unit or Share Values)



                                                                        Fund Information
                                             -------------------------------------------------------------------------
                                                                                    Merrill
                                                                                    Lynch       Merrill
                                                                       Merrill      Small        Lynch      Merrill
                                               Merrill   Merrill        Lynch      Company       Int'l       Lynch
                                                Lynch     Lynch         Basic       Stock        Stock      Equity
                                               Global    Capital        Value       Index        Index       Index
                                              Holdings    Fund A        Fund A      Tier 2       Tier 2      Tier 6
                                             ---------  --------      --------     ---------   ---------   -----------
Investments, at Fair Value
   (Notes 1, 2 and 3)
   DuPont Company Common Stock
       (Cost $516,372) .................
   Conoco Class A Company Common
       Stock (Cost $37,858)  ...........
   Mutual Funds
       (Cost $325,108) .................     $ 14,503     $ 27,705     $ 39,493
   Common/Collective Trusts
       (Cost $138,287) .................                                            $  4,434     $  2,673     $111,491
   Short-Term Investments and Cash
       (Cost $33,424)  .................           11           22           31            3            2           88
   Loans to Participants Principal
        Balance.........................
                                             --------     --------     --------     --------     --------     --------
                                               14,514       27,727       39,524        4,437        2,675      111,579
Investments, at Contract Value
   Fixed Income Fund ...................
                                             --------     --------     --------     --------     --------     --------
       Total Investments ...............       14,514       27,727       39,524        4,437        2,675      111,579

Receivables
   Due from Conoco Inc. ................           38           65          112           20           15          275
                                             --------     --------     --------     --------     --------     --------
Net Assets Available for Plan
   Benefits ............................     $ 14,552     $ 27,792     $ 39,636     $  4,457     $  2,690     $111,854
                                             ========     ========     ========     ========     ========     ========

Unit or Share Values (Note 2) ..........     $  13.40     $  34.41     $  38.02     $  10.78     $  11.84     $  84.18
                                             ========     ========     ========     ========     ========     ========

------------------------------

The accompanying notes are an integral part of these financial statements.

Continued next page

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                              WITH FUND INFORMATION

                          DECEMBER 31, 1998 (Continued)

               (Dollars in Thousands, Except Unit or Share Values)



                                                                      Fund Information
                                        -------------------------------------------------------------------------
                                         Conservative   Moderate  Aggressive
                                            Asset        Asset       Asset        AIM
                                          Allocation   Allocation  Allocation   Equity         AIM      Fidelity
                                           Portfolio    Portfolio  Portfolio Constellation A  Value A     Fund
                                        ------------   ---------- ---------- --------------- --------   ---------
Investments, at Fair Value
   (Notes 1, 2 and 3)
   DuPont Company Common Stock
       (Cost $516,372) .................
   Conoco Class A Company Common
       Stock (Cost $37,858)  ...........
   Mutual Funds
       (Cost $325,108) .................                                         $ 3,240     $ 7,906     $14,090
   Common/Collective Trusts
       (Cost $138,287) .................     $ 3,657     $ 7,308     $ 1,612
   Short-Term Investments and Cash
       (Cost $33,424)  .................           3           6           1           3           6          11
   Loans to Participants Principal
       Balance .........................
                                             -------     -------     -------     -------     -------     -------
                                               3,660       7,314       1,613       3,243       7,912      14,101
Investments, at Contract Value
   Fixed Income Fund ...................
                                             -------     -------     -------     -------     -------     -------
       Total Investments ...............       3,660       7,314       1,613       3,243       7,912      14,101

Receivables
   Due from Conoco Inc. ................           4          14          15          21          36          35
                                             -------     -------     -------     -------     -------     -------
Net Assets Available for Plan
   Benefits ............................     $ 3,664     $ 7,328     $ 1,628     $ 3,264     $ 7,948     $14,136
                                             =======     =======     =======     =======     =======     =======

Unit or Share Values (Note 2) ..........     $ 11.69     $ 11.76     $ 12.36     $ 30.52     $ 40.19     $ 36.69
                                             =======     =======     =======     =======     =======     =======

------------------------------

The accompanying notes are an integral part of these financial statements.

Continued next page

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                              WITH FUND INFORMATION

                          DECEMBER 31, 1998 (Continued)

               (Dollars in Thousands, Except Unit or Share Values)



                                                                      Fund Information
                                           ---------------------------------------------------------------------
                                                                               Franklin
                                            Fidelity    Fidelity    Fidelity    Balance     Franklin    Franklin
                                             Equity     Growth &    Low-Priced   Sheet      Custody    Small Cap
                                             Income     Income       Stock     Investment   Growth I    Growth I
                                           ---------    --------    ---------- ----------   --------    ---------
Investments, at Fair Value
   (Notes 1, 2 and 3)
   DuPont Company Common Stock
       (Cost $516,372) .................
   Conoco Class A Company Common
       Stock (Cost $37,858)  ...........
   Mutual Funds
       (Cost $325,108) .................     $ 8,172     $22,127     $11,750     $ 6,408     $ 1,916     $10,907
   Common/Collective Trusts
       (Cost $138,287) .................
   Short-Term Investments and Cash
       (Cost $33,424)  .................           7          17           9           5           2           9
   Loans to Participants Principal
       Balance .........................
                                             -------     -------     -------     -------     -------     -------
                                               8,179      22,144      11,759       6,413       1,918      10,916
Investments, at Contract Value
   Fixed Income Fund ...................
                                             -------     -------     -------     -------     -------     -------
       Total Investments ...............       8,179      22,144      11,759       6,413       1,918      10,916

Receivables
   Due from Conoco Inc. ................          32          84          47          25           9          60
                                             -------     -------     -------     -------     -------     -------
Net Assets Available for Plan
   Benefits ............................     $ 8,211     $22,228     $11,806     $ 6,438     $ 1,927     $10,976
                                             =======     =======     =======     =======     =======     =======

Unit or Share Values (Note 2) ..........     $ 55.55     $ 45.84     $ 22.85     $ 31.60     $ 31.45     $ 22.57
                                             =======     =======     =======     =======     =======     =======

------------------------------

The accompanying notes are an integral part of these financial statements.

Continued next page

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                              WITH FUND INFORMATION

                          DECEMBER 31, 1998 (Continued)

               (Dollars in Thousands, Except Unit or Share Values)



                                                                Fund Information
                                    -----------------------------------------------------------------------
                                     Hotchkis                              Merrill                    MFS
                                      & Wiley       Janus       Janus       Lynch         MFS        Total
                                       Int'l     Enterprise    Mercury    Growth A    Research A   Return A
                                    ----------  -----------   ---------  ----------  ------------ ----------
Investments, at Fair Value
   (Notes 1, 2 and 3)
   DuPont Company Common Stock
       (Cost $516,372) ...........
   Conoco Class A Company Common
       Stock (Cost $37,858)  .....
   Mutual Funds
       (Cost $325,108) ...........     $ 8,624     $ 1,464     $12,254     $ 7,094     $ 5,284     $ 1,217
   Common/Collective Trusts
       (Cost $138,287) ...........
   Short-Term Investments and Cash
       (Cost $33,424)  ...........           7           1          10           6           4           1
   Loans to Participants Principal
       Balance ...................
                                       -------     -------     -------     -------     -------     -------
                                         8,631       1,465      12,264       7,100       5,288       1,218
Investments, at Contract Value
   Fixed Income Fund .............
                                       -------     -------     -------     -------     -------     -------
       Total Investments .........       8,631       1,465      12,264       7,100       5,288       1,218

Receivables
   Due from Conoco Inc. ..........          25           8          75          38          21           7
                                       -------     -------     -------     -------     -------     -------
Net Assets Available for Plan
   Benefits ......................     $ 8,656     $ 1,473     $12,339     $ 7,138     $ 5,309     $ 1,225
                                       =======     =======     =======     =======     =======     =======

Unit or Share Values (Note 2) ....     $ 23.28     $ 36.22     $ 24.11     $ 21.51     $ 25.15     $ 14.96
                                       =======     =======     =======     =======     =======     =======

------------------------------

The accompanying notes are an integral part of these financial statements.

Continued next page

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                              WITH FUND INFORMATION

                          DECEMBER 31, 1998 (Continued)

               (Dollars in Thousands, Except Unit or Share Values)



                                            Fund Information
                                       -------------------------        Total
                                        Templeton     Templeton          All
                                        Foreign I      Growth I         Funds
                                       ----------    -----------     ----------
Investments, at Fair Value
   (Notes 1, 2 and 3)
   DuPont Company Common Stock
       (Cost $516,372) ...........                                   $  676,304
   Conoco Class A Company Common
       Stock (Cost $37,858)  .....                                       31,730
   Mutual Funds
       (Cost $325,108) ...........     $    7,725     $    4,770        397,411
   Common/Collective Trusts
       (Cost $138,287) ...........                                      206,757
   Short-Term Investments and Cash
       (Cost $33,424)  ...........              6              4         33,424
   Loans to Participants Principal
       Balance ...................                                       35,727
                                       ----------     ----------     ----------
                                            7,731          4,774      1,381,353
Investments, at Contract Value
   Fixed Income Fund .............                                    1,691,162
                                       ----------     ----------     ----------
       Total Investments .........          7,731          4,774      3,072,515
Receivables
   Due from Conoco Inc. ..........             28             17          6,475
                                       ----------     ----------     ----------
Net Assets Available for Plan
   Benefits ......................     $    7,759     $    4,791     $3,078,990
                                       ==========     ==========     ==========

Unit or Share Values (Note 2) ....     $     8.39     $    16.37
                                       ==========     ==========

------------------------------

The accompanying notes are an integral part of these financial statements.

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                              WITH FUND INFORMATION

                                DECEMBER 31, 1997

               (Dollars in Thousands, Except Unit or Share Values)



                                                                    Fund Information
                                        --------------------------------------------------------------------------
                                                                          Barclays
                                                                           3-Way          DuPont
                                            Fixed           Fidelity       Asset          Common
                                           Income           Magellan     Allocation        Stock           Loan
                                            Fund              Fund          Fund           Fund            Fund
                                        -----------        ----------     ----------    -----------     ----------
Investments, at Fair Value
   (Notes 1, 2 and 3)
   DuPont Company Common Stock
       (Cost $443,865) .............                                                     $  750,575(a)
   Mutual Funds
       (Cost $294,603) .............                       $  148,389
   Common Collective Trusts
       (Cost $140,855) .............                                      $   63,489
   Short-Term Investments and Cash
       (Cost $23,722)  .............     $   23,220                59             25            300
   Loans to Participants Principal
       Balance .....................                                                                    $   36,156
                                         ----------        ----------     ----------     ----------     ----------
                                             23,220           148,448         63,514        750,875         36,156

Investments, at Contract Value
   Fixed Income Fund ...............      1,772,699(a)
                                         ----------        ----------     ----------     ----------     ----------
         Total Investments .........      1,795,919           148,448         63,514        750,875         36,156

Receivables
     Due from Conoco Inc. ..........          2,461               376            171          2,035
                                         ----------        ----------     ----------     ----------     ----------
Net Assets Available for Plan
     Benefits ......................     $1,798,380        $  148,824     $   63,685     $  752,910     $   36,156
                                         ==========        ==========     ==========     ==========     ==========

Unit or Share Values (Note 2) ......     $   108.61        $    95.27     $    20.14     $    60.06
                                         ==========        ==========     ==========     ==========

------------------------------

(a) Represents more than 5% of the net assets available for plan benefits.

The accompanying notes are an integral part of these financial statements.

Continued next page

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                              WITH FUND INFORMATION

                          DECEMBER 31, 1997 (Continued)

               (Dollars in Thousands, Except Unit or Share Values)


                                                                  Fund Information
                                        ------------------------------------------------------------------
                                                                            Merrill
                                                                             Lynch      Merrill
                                                                 Merrill     Small       Lynch     Merrill
                                         Merrill     Merrill      Lynch     Company      Int'l      Lynch
                                          Lynch       Lynch       Basic      Stock       Stock     Equity
                                         Global      Capital      Value      Index       Index      Index
                                        Holdings     Fund A      Fund A      Tier 2      Tier 2     Tier 6
                                        --------     -------     -------    -------     -------    -------
Investments, at Fair Value
   (Notes 1, 2 and 3)
   DuPont Company Common Stock
       (Cost $443,865) .............
   Mutual Funds
       (Cost $294,603) .............     $21,194     $31,930     $43,690
   Common/Collective Trusts
       (Cost $140,855) .............                                         $ 4,988     $   969   $94,160
   Short-Term Investments and Cash
       (Cost $23,722)  .............           9          13          17           2                    38
   Loans to Participants Principal
       Balance .....................
                                         -------     -------     -------     -------     -------   -------
                                          21,203      31,943      43,707       4,990         969    94,198
Investments, at Contract Value
   Fixed Income Fund ...............
                                         -------     -------     -------     -------     -------   -------
       Total Investments ...........      21,203      31,943      43,707       4,990         969    94,198

Receivables
   Due from Conoco Inc. ............          77          93         136          22          10       265
                                         -------     -------     -------     -------     -------   -------
Net Assets Available for Plan
   Benefits ........................     $21,280     $32,036     $43,843     $ 5,012     $   979   $94,463
                                         =======     =======     =======     =======     =======   =======

Unit or Share Values (Note 2) ......     $ 13.19     $ 34.51     $ 37.80     $ 11.91     $  9.38   $ 65.44
                                         =======     =======     =======     =======     =======   =======

------------------------------

The accompanying notes are an integral part of these financial statements.

Continued next page

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                              WITH FUND INFORMATION

                          DECEMBER 31, 1997 (Continued)

               (Dollars in Thousands, Except Unit or Share Values)

                                                                 Fund Information
                                   -------------------------------------------------------------------------
                                   Conservative   Moderate   Aggressive
                                       Asset        Asset       Asset         AIM
                                    Allocation   Allocation  Allocation      Equity         AIM     Fidelity
                                     Portfolio    Portfolio   Portfolio  Constellation A  Value A     Fund
                                   ------------  ----------  ----------  ---------------  -------   --------
Investments, at Fair Value
   (Notes 1, 2 and 3)
   DuPont Company Common Stock
       (Cost $443,865) ...........
   Mutual Funds
       (Cost $294,603) ...........                                          $2,265        $2,662     $2,283
   Common/Collective Trusts
       (Cost $140,855) ...........     $3,608      $6,649     $2,213
   Short-Term Investments and Cash
       (Cost $23,722)  ...........          1           3                        1             1          1
   Loans to Participants Principal
       Balance ...................
                                       ------      ------     ------        ------        ------     ------
                                        3,609       6,652      2,213         2,266         2,663      2,284
Investments, at Contract Value
   Fixed Income Fund .............
                                       ------      ------     ------        ------        ------     ------
       Total Investments .........      3,609       6,652      2,213         2,266         2,663      2,284

Receivables
   Due from Conoco Inc. ..........          3           8         15            13            15          5
                                       ------      ------     ------        ------        ------     ------
Net Assets Available for Plan
   Benefits ......................     $3,612      $6,660     $2,228        $2,279        $2,678     $2,289
                                       ======      ======     ======        ======        ======     ======

Unit or Share Values (Note 2) ....     $10.57      $10.54     $10.55        $26.38        $32.42     $29.81
                                       ======      ======     ======        ======        ======     ======

------------------------------

The accompanying notes are an integral part of these financial statements.

Continued next page

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                              WITH FUND INFORMATION

                          DECEMBER 31, 1997 (Continued)

               (Dollars in Thousands, Except Unit or Share Values)


                                                                  Fund Information
                                      ----------------------------------------------------------------------
                                                                           Franklin
                                      Fidelity     Fidelity    Fidelity     Balance    Franklin    Franklin
                                       Equity      Growth &   Low-Priced     Sheet      Custody    Small Cap
                                       Income       Income       Stock    Investment   Growth I    Growth I
                                      --------     --------   ----------  ----------   --------    ---------
Investments, at Fair Value
   (Notes 1, 2 and 3)
   DuPont Company Common Stock
       (Cost $443,865) ...........
   Mutual Funds
       (Cost $294,603) ...........     $ 7,393     $ 7,581     $10,164     $ 6,916     $ 1,526     $10,796
   Common/Collective Trusts
       (Cost $140,855) ...........
   Short-Term Investments and Cash
       (Cost $23,722)  ...........           3           3           4           3           1           4
   Loans to Participants Principal
       Balance ...................
                                       -------     -------     -------     -------     -------     -------
                                         7,396       7,584      10,168       6,919       1,527      10,800
Investments, at Contract Value
   Fixed Income Fund .............
                                       -------     -------     -------     -------     -------     -------
       Total Investments .........       7,396       7,584      10,168       6,919       1,527      10,800

Receivables
   Due from Conoco Inc. ..........          22          22          40          26           8          48
                                       -------     -------     -------     -------     -------     -------
Net Assets Available for Plan
   Benefits ......................     $ 7,418     $ 7,606     $10,208     $ 6,945     $ 1,535     $10,848
                                       =======     =======     =======     =======     =======     =======

Unit or Share Values (Note 2) ....     $ 52.41     $ 38.10     $ 25.13     $ 33.54     $ 27.09     $ 22.93
                                       =======     =======     =======     =======     =======     =======

------------------------------

The accompanying notes are an integral part of these financial statements.

Continued next page

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                              WITH FUND INFORMATION

                          DECEMBER 31, 1997 (Continued)

               (Dollars in Thousands, Except Unit or Share Values)


                                                               Fund Information
                                     -----------------------------------------------------------------------
                                     Hotchkis                               Merrill                    MFS
                                      & Wiley        Janus      Janus        Lynch         MFS        Total
                                       Int'l      Enterprise   Mercury     Growth A    Research A   Return A
                                     --------     ----------   -------     --------    ----------   --------

Investments, at Fair Value
   (Notes 1, 2 and 3)
   DuPont Company Common Stock
       (Cost $443,865) ...........
   Mutual Funds
       (Cost $294,603) ...........     $ 7,118     $   391     $ 1,143     $12,625     $ 2,411     $   729
   Common/Collective Trusts
       (Cost $140,855) ...........
   Short-Term Investments and Cash
       (Cost $23,722)  ...........           3                                   5           1
   Loans to Participants Principal
       Balance ...................
                                       -------     -------     -------     -------     -------     -------
                                         7,121         391       1,143      12,630       2,412         729
Investments, at Contract Value
   Fixed Income Fund .............
                                       -------     -------     -------     -------     -------     -------
       Total Investments .........       7,121         391       1,143      12,630       2,412         729

Receivables
   Due from Conoco Inc. ..........          21           2           8          66          12           1
                                       -------     -------     -------     -------     -------     -------
Net Assets Available for Plan
   Benefits ......................     $ 7,142     $   393     $ 1,151     $12,696     $ 2,424     $   730
                                       =======     =======     =======     =======     =======     =======

Unit or Share Values (Note 2) ....     $ 22.67     $ 30.48     $ 16.50     $ 28.65     $ 21.29     $ 15.82
                                       =======     =======     =======     =======     =======     =======

------------------------------

The accompanying notes are an integral part of these financial statements.

Continued next page

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.

              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                              WITH FUND INFORMATION

                          DECEMBER 31, 1997 (Continued)

               (Dollars in Thousands, Except Unit or Share Values)


                                           Fund Information
                                        -----------------------
                                                                         Total
                                        Templeton     Templeton           All
                                        Foreign I     Growth I           Funds
                                        ---------     ---------          -----
Investments, at Fair Value
   (Notes 1, 2 and 3)
   DuPont Company Common Stock
       (Cost $443,865) ...........                                   $  750,575
   Mutual Funds
       (Cost $294,603) ...........     $    7,569     $    4,717        333,492
   Common/Collective Trusts
       (Cost $140,855) ...........                                      176,076
   Short-Term Investments and Cash
       (Cost $23,722)  ...........              3              2         23,722
   Loans to Participants Principal
       Balance ...................                                       36,156
                                       ----------     ----------     ----------
                                            7,572          4,719      1,320,021
Investments, at Contract Value
   Fixed Income Fund .............                                    1,772,699
                                       ----------     ----------     ----------
       Total Investments .........          7,572          4,719      3,092,720
Receivables
   Due from Conoco Inc. ..........             29             20          6,030
                                       ----------     ----------     ----------
Net Assets Available for Plan
   Benefits ......................     $    7,601     $    4,739     $3,098,750
                                       ==========     ==========     ==========

Unit or Share Values (Note 2) ....     $     9.95     $    19.40
                                       ==========     ==========

------------------------------

The accompanying notes are an integral part of these financial statements.

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                              WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1998

                             (Dollars in Thousands)


                                                                              Fund Information
                                               -----------------------------------------------------------------------------
                                                                         Barclays                                    Conoco
                                                                          3-Way         DuPont                       Class A
                                                Fixed       Fidelity       Asset        Common                       Common
                                               Income       Magellan    Allocation       Stock          Loan          Stock
                                                Fund         Fund          Fund          Fund           Fund           Fund
                                               ------       --------    ----------      -------         ----         -------
Investment income
   Interest ...........................     $   128,690  $        45    $        20  $       210    $     2,927    $         2
   Dividends ..........................                        8,736                      16,759
   Distribution of loan
     interest income ..................           1,225          146             73        1,058         (2,927)            93
   Net appreciation(depreciation)
     in fair value of investments .....                       38,041         16,403      (97,628)                       (6,236)
                                            -----------  -----------    -----------  -----------    -----------    -----------
     Total investment income ..........         129,915       46,968         16,496      (79,601)                       (6,141)

Contributions
   Conoco Inc. contributions
     (net of forfeitures applied
     of $5) ...........................          10,177        1,534            696        8,266                           690
   Participants .......................          13,384        2,456          1,082       11,986              9          1,064
   Rollovers ..........................          18,486          183            512        1,970                            31
                                            -----------  -----------    -----------  -----------    -----------    -----------
                                                171,962       51,141         18,786      (57,379)             9         (4,356)
                                            -----------  -----------    -----------  -----------    -----------    -----------
Withdrawals ...........................        (195,975)      (7,274)        (4,298)     (29,483)        (1,767)          (279)

Net transfers among funds
   Loans ..............................          (8,959)        (829)          (516)      (4,611)        16,318            (32)
   Loan principal payments ............           6,341          767            419        5,178        (15,084)           490
   Interfund transfers ................         (43,198)     (10,986)        (2,230)      11,863                        36,763

Affiliated company
   Transfers in (out), net ............          (2,682)        (383)           (38)          37             95
                                            -----------  -----------    -----------  -----------    -----------    -----------
                                               (244,473)     (18,705)        (6,663)     (17,016)          (438)        36,942
                                            -----------  -----------    -----------  -----------    -----------    -----------
Net increase (decrease)  ..............         (72,511)      32,436         12,123      (74,395)          (429)        32,586

Net assets available for plan benefits:
   Beginning of year ..................       1,798,380      148,824         63,685      752,910         36,156
                                            -----------  -----------    -----------  -----------    -----------    -----------
   End of year ........................     $ 1,725,869  $   181,260    $    75,808  $   678,515    $    35,727    $    32,586
                                            ===========  ===========    ===========  ===========    ===========    ===========

--------------------------

The accompanying notes are an integral part of these financial statements.

Continued next page

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                              WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1998

                             (Dollars in Thousands)


                                                                           Fund Information
                                        ---------------------------------------------------------------------------------
                                                                                       Merrill
                                                                                       Lynch        Merrill
                                                                       Merrill          Small        Lynch        Merrill
                                         Merrill       Merrill          Lynch          Company       Int'l         Lynch
                                          Lynch         Lynch           Basic           Stock        Stock         Equity
                                         Global        Capital          Value           Fund         Fund          Index
                                        Holdings       Fund A          Fund A          Tier 2       Tier 2          Tier 6
                                        --------       -------         -------         -------      -------       --------
Investment income
   Interest ........................   $       6      $       9      $      11      $       1      $       1      $      23
   Dividends .......................       2,083          1,864          3,505
   Distribution of loan
     interest income ...............          18             26             42              8              5             96
   Net appreciation(depreciation)
     in fair value of investments ..         898            (38)         1,072           (127)           722         25,186
                                       ---------      ---------      ---------      ---------      ---------      ---------
     Total investment income .......       3,005          1,861          4,630           (118)           728         25,305

Contributions
   Conoco Inc. contributions
     (net of forfeitures applied
     of $5) ........................         237            329            556             89             59          1,150
   Participants ....................         380            551            895            158             97          1,908
   Rollovers .......................          22             42             52             16              7            274
                                       ---------      ---------      ---------      ---------      ---------      ---------
                                           3,644          2,783          6,133            145            891         28,637
                                       ---------      ---------      ---------      ---------      ---------      ---------
Withdrawals ........................        (893)        (2,171)        (3,717)          (358)           (59)        (5,781)

Net transfers among funds
   Loans ...........................         (92)          (200)          (216)           (37)           (17)          (273)
   Loan principal payments .........          98            142            240             34             22            582
   Interfund transfers .............      (9,503)        (4,833)        (6,748)          (399)           874         (5,932)

Affiliated company
   Transfers in (out), net .........          18             35            101             60                           158
                                       ---------      ---------      ---------      ---------      ---------      ---------
                                         (10,372)        (7,027)       (10,340)          (700)           820        (11,246)
                                       ---------      ---------      ---------      ---------      ---------      ---------
Net increase (decrease)  ...........      (6,728)        (4,244)        (4,207)          (555)         1,711         17,391

Net assets available for plan benefits
   Beginning of year ...............      21,280         32,036         43,843          5,012            979         94,463
                                       ---------      ---------      ---------      ---------      ---------      ---------
   End of year .....................   $  14,552      $  27,792      $  39,636      $   4,457      $   2,690      $ 111,854
                                       =========      =========      =========      =========      =========      =========

--------------------------

The accompanying notes are an integral part of these financial statements.

Continued next page

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                              WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1998

                             (Dollars in Thousands)


                                                                             Fund Information
                                          -------------------------------------------------------------------------------
                                           Conserva-     Moderate    Aggressive         AIM
                                          tive Asset       Asset        Asset         Equity
                                          Allocation    Allocation   Allocation      Constella-       AIM        Fidelity
                                           Portfolio     Portfolio    Portfolio       tion A        Value A        Fund
                                          ----------    ----------   ----------      ----------     -------      --------
Investment income
   Interest ...........................                   $      1      $      1      $      1      $      2      $      2
   Dividends ..........................                                                     80           453           693
   Distribution of loan
     interest income ..................     $      2             6             3             4             7             8
   Net appreciation(depreciation)
     in fair value of investments .....          364           676           348           418           913         1,575
                                            --------      --------      --------      --------      --------      --------
     Total investment income ..........          366           683           352           503         1,375         2,278

Contributions
   Conoco Inc. contributions
     (net of forfeitures applied
     of $5) ...........................           22            50            66            71           112            81
   Participants .......................           32            88           106           133           203           156
   Rollovers ..........................                        638             8            29            63            34
                                            --------      --------      --------      --------      --------      --------
                                                 420         1,459           532           736         1,753         2,549
                                            --------      --------      --------      --------      --------      --------
Withdrawals ...........................         (239)         (531)         (300)         (115)         (184)         (792)

Net transfers among funds
   Loans ..............................                         (6)           (9)                         (6)          (12)
   Loan principal payments ............            5            18            13            17            30            38
   Interfund transfers ................         (134)         (272)         (836)          347         3,676        10,064

Affiliated company
   Transfers in (out), net ............                                                                    1
                                            --------      --------      --------      --------      --------      --------
                                                (368)         (791)       (1,132)          249         3,517         9,298
                                            --------      --------      --------      --------      --------      --------
Net increase (decrease)  ..............           52           668          (600)          985         5,270        11,847

Net assets available for plan benefits:
   Beginning of year ..................        3,612         6,660         2,228         2,279         2,678         2,289
                                            --------      --------      --------      --------      --------      --------
   End of year ........................     $  3,664      $  7,328      $  1,628      $  3,264      $  7,948      $ 14,136
                                            ========      ========      ========      ========      ========      ========

--------------------------

The accompanying notes are an integral part of these financial statements.

Continued next page

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                              WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1998

                             (Dollars in Thousands)


                                                                            Fund Information
                                            ------------------------------------------------------------------------------
                                                                                     Franklin                    Franklin
                                            Fidelity      Fidelity     Fidelity      Balance        Franklin      Small
                                             Equity      Growth &    Low-Priced       Sheet         Custody         Cap
                                             Income       Income        Stock       Investment      Growth I      Growth I
                                            --------     ---------   ----------     ----------      --------     ---------
Investment income
   Interest ...........................     $      2      $      5      $      3      $      2      $      1      $      4
   Dividends ..........................          455         1,125         1,017           339            37           157
   Distribution of loan
     interest income ..................            7            17            12             5             2            14
   Net appreciation(depreciation)
     in fair value of investments .....          416         2,887        (1,067)         (417)          275          (279)
                                            --------      --------      --------      --------      --------      --------
     Total investment income ..........          880         4,034           (35)          (71)          315          (104)

Contributions
   Conoco Inc. contributions
     (net of forfeitures applied
     of $5) ...........................          131           254           217           140            38           246
   Participants .......................          233           438           381           213            67           433
   Rollovers ..........................           32           272           350            48            70           337
                                            --------      --------      --------      --------      --------      --------
                                               1,276         4,998           913           330           490           912
                                            --------      --------      --------      --------      --------      --------
Withdrawals ...........................         (253)       (1,087)         (348)         (637)         (159)         (628)

Net transfers among funds
   Loans ..............................          (23)          (69)         (119)          (14)          (22)          (20)
   Loan principal payments ............           42           108            84            25            16            71
   Interfund transfers ................         (300)       10,674         1,047          (281)           69          (289)

Affiliated company
   Transfers in (out), net ............           51            (2)           21            70            (2)           82
                                            --------      --------      --------      --------      --------      --------
                                                (483)        9,624           685          (837)          (98)         (784)
                                            --------      --------      --------      --------      --------      --------
Net increase (decrease)  ..............          793        14,622         1,598          (507)          392           128

Net assets available for plan benefits:
   Beginning of year ..................        7,418         7,606        10,208         6,945         1,535        10,848
                                            --------      --------      --------      --------      --------      --------
   End of year ........................     $  8,211      $ 22,228      $ 11,806      $  6,438      $  1,927      $ 10,976
                                            ========      ========      ========      ========      ========      ========

--------------------------

The accompanying notes are an integral part of these financial statements.

Continued next page

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                              WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1998

                             (Dollars in Thousands)




                                                                             Fund Information
                                            -----------------------------------------------------------------------------
                                            Hotchkis                                   Merrill                      MFS
                                             & Wiley        Janus        Janus          Lynch          MFS         Total
                                              Int'l      Enterprise     Mercury       Growth A     Research A    Return A
                                            --------     ----------     -------       --------     ----------    --------
Investment income
   Interest ...........................     $      2                    $      3      $      3      $      1
   Dividends ..........................          303      $    144           887           168           197      $    195
   Distribution of loan
     interest income ..................            7             2            10            15             3             1
   Net appreciation(depreciation)
     in fair value of investments .....          115           158         1,792        (2,919)          555          (115)
                                            --------      --------      --------      --------      --------      --------
     Total investment income ..........          427           304         2,692        (2,733)          756            81

Contributions
   Conoco Inc. contributions
     (net of forfeitures applied
     of $5) ...........................          104            19           119           207            88            17
   Participants .......................          195            36           227           404           131            26
   Rollovers ..........................           16            41            32            65             1            10
                                            --------      --------      --------      --------      --------      --------
                                                 742           400         3,070        (2,057)          976           134
                                            --------      --------      --------      --------      --------      --------
Withdrawals ...........................         (164)           (9)         (329)       (1,435)          (89)         (159)

Net transfers among funds
   Loans ..............................          (16)           (2)           (8)         (128)          (23)
   Loan principal payments ............           37             7            56            94            23             7
   Interfund transfers ................          871           684         8,362        (2,123)        1,998           513

Affiliated company
   Transfers in (out), net ............           44                          37            91
                                            --------      --------      --------      --------      --------      --------
                                                 772           680         8,118        (3,501)        1,909           361
                                            --------      --------      --------      --------      --------      --------
Net increase (decrease)  ..............        1,514         1,080        11,188        (5,558)        2,885           495

Net assets available for plan benefits:
   Beginning of year ..................        7,142           393         1,151        12,696         2,424           730
                                            --------      --------      --------      --------      --------      --------
   End of year ........................     $  8,656      $  1,473      $ 12,339      $  7,138      $  5,309      $  1,225
                                            ========      ========      ========      ========      ========      ========

--------------------------

The accompanying notes are an integral part of these financial statements.

Continued next page

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                              WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1998

                             (Dollars in Thousands)

                                                  Fund Information
                                            ----------------------------          Total
                                             Templeton        Templeton            All
                                              Foreign         Growth I            Funds
                                            -----------      -----------      -----------
Investment income
   Interest ...........................     $         2      $         1      $   131,981
   Dividends ..........................             841              589           40,627
   Distribution of loan
     interest income ..................               7                5
   Net appreciation(depreciation)
     in fair value of investments .....          (1,224)            (731)         (17,967)
                                            -----------      -----------      -----------
     Total investment income ..........            (374)            (136)         154,641

Contributions
   Conoco Inc. contributions
     (net of forfeitures applied
     of $5) ...........................             127               69           25,961
   Participants .......................             207              133           37,812
   Rollovers ..........................               9              123           23,773
                                            -----------      -----------      -----------
                                                    (31)             189          242,187
                                            -----------      -----------      -----------
Withdrawals ...........................            (175)            (106)        (259,794)

Net transfers among funds
   Loans ..............................             (33)             (26)
   Loan principal payments ............              38               42
   Interfund transfers ................             350              (91)

Affiliated company
   Transfers in (out), net ............               9               44           (2,153)
                                            -----------      -----------      -----------
                                                    189             (137)        (261,947)
                                            -----------      -----------      -----------
Net increase (decrease)  ..............             158               52          (19,760)

Net assets available for plan benefits:
   Beginning of year ..................           7,601            4,739        3,098,750
                                            -----------      -----------      -----------
   End of year ........................     $     7,759      $     4,791      $ 3,078,990
                                            ===========      ===========      ===========

--------------------------

The accompanying notes are an integral part of these financial statements.

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                              WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                             (Dollars in Thousands)


                                                                           Fund Information
                                         -----------------------------------------------------------------------------------
                                                                        Barclays
                                                                         3-Way         DuPont                     Merrill
                                             Fixed      Fidelity         Asset         Common                      Lynch
                                            Income      Magellan       Allocation       Stock        Loan          Equity
                                             Fund         Fund           Fund           Fund         Fund           Index
                                         -----------   -----------    -----------   -----------   -----------    -----------
Investment income
   Interest ...........................  $   141,038   $        26    $        12   $       105   $     2,997    $         2
   Dividends ..........................                     10,053                       13,579
   Distribution of loan
     interest income ..................        1,500           169             84           965        (2,997)            46
   Net appreciation(depreciation)
     in fair value of investments .....                     24,451         13,142       133,387                       13,412
                                         -----------   -----------    -----------   -----------   -----------    -----------
     Total investment income ..........      142,538        34,699         13,238       148,036                       13,460

Contributions
   Conoco Inc. contributions
     (net of forfeitures applied
     of $10)  .........................       11,099         1,824            784         7,021                          564
   Participants .......................       16,256         3,129          1,263        10,976            17          1,000
   Rollovers ..........................       26,449           692            150         3,994                          696
                                         -----------   -----------    -----------   -----------   -----------    -----------
                                             196,342        40,344         15,435       170,027            17         15,720
                                         -----------   -----------    -----------   -----------   -----------    -----------
Withdrawals ...........................     (195,785)       (7,325)        (3,697)      (23,203)       (2,610)        (1,244)

Net transfers among funds
   Loans ..............................      (11,221)       (1,140)          (479)       (3,985)       17,829           (190)
   Loan principal payments ............        8,043           853            357         4,725       (15,443)           297
   Interfund transfers ................     (190,792)      (26,150)       (11,100)      128,320             6        (72,464)

Assets transferred in (out), net ......       (2,174)         (270)           (85)         (358)         (559)           (47)

Affiliated company
   Transfers in (out), net ............         (266)          (31)            (3)          (32)          (29)
                                         -----------   -----------    -----------   -----------   -----------    -----------
                                            (392,195)      (34,063)       (15,007)      105,467          (806)       (73,648)
                                         -----------   -----------    -----------   -----------   -----------    -----------
Net increase (decrease)  ..............     (195,853)        6,281            428       275,494          (789)       (57,928)

Net assets available for plan benefits:
   Beginning of year ..................    1,994,233       142,543         63,257       477,416        36,945         57,928
                                         -----------   -----------    -----------   -----------   -----------    -----------
   End of year ........................  $ 1,798,380   $   148,824    $    63,685   $   752,910   $    36,156    $
                                         ===========   ===========    ===========   ===========   ===========    ===========

--------------------------

The accompanying notes are an integral part of these financial statements.

Continued next page

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                              WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                             (Dollars in Thousands)

                                                                         Fund Information
                                          ------------------------------------------------------------------------------
                                                                                    Merrill
                                                                                     Lynch       Merrill
                                                                       Merrill       Small        Lynch         Merrill
                                           Merrill       Merrill        Lynch       Company       Int'l          Lynch
                                            Lynch         Lynch         Basic        Stock        Stock         Equity
                                           Global        Capital        Value        Fund          Fund           Index
                                          Holdings       Fund A        Fund A       Tier 2        Tier 2         Tier 6
                                          --------      --------      --------     ---------     ---------      --------
Investment income
   Interest ...........................   $      5      $      6      $      7                                  $     11
   Dividends ..........................      2,493         2,830         3,391
   Distribution of loan
     interest income ..................         34            34            53      $      4      $      2            61
   Net appreciation(depreciation)
     in fair value of investments .....        549         3,452         6,890           164            14         8,992
                                          --------      --------      --------      --------      --------      --------
     Total investment income ..........      3,081         6,322        10,341           168            16         9,064

Contributions
   Conoco Inc. contributions
     (net of forfeitures applied
     of $10)  .........................        453           427           618            37            20           692
   Participants .......................        801           742         1,071            65            34         1,169
   Rollovers ..........................        124           289           603           106                         280
                                          --------      --------      --------      --------      --------      --------
                                             4,459         7,780        12,633           376            70        11,205
                                          --------      --------      --------      --------      --------      --------
Withdrawals ...........................     (1,586)       (2,226)       (1,968)          (22)           (2)       (1,470)

Net transfers among funds
   Loans ..............................       (115)         (147)         (200)           (8)                       (233)
   Loan principal payments ............        160           144           263            19             8           306
   Interfund transfers ................    (14,443)       (4,873)        2,655         4,660           903        84,697

Assets transferred in (out), net ......        (26)          (49)          (13)

Affiliated company
   Transfers in (out), net ............        (16)           (9)                        (13)                        (42)
                                          --------      --------      --------      --------      --------      --------
                                           (16,026)       (7,160)          737         4,636           909        83,258
                                          --------      --------      --------      --------      --------      --------
Net increase (decrease)  ..............    (11,567)          620        13,370         5,012           979        94,463

Net assets available for plan benefits:
   Beginning of year ..................     32,847        31,416        30,473
                                          --------      --------      --------      --------      --------      --------
   End of year ........................   $ 21,280      $ 32,036      $ 43,843      $  5,012      $    979      $ 94,463
                                          ========      ========      ========      ========      ========      ========

--------------------------
The accompanying notes are an integral part of these financial statements.

Continued next page

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                              WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                             (Dollars in Thousands)



                                                                      Fund Information
                                          --------------------------------------------------------------------------
                                           Conserva-    Moderate    Aggressive       AIM
                                           tive Asset     Asset        Asset       Equity
                                          Allocation   Allocation   Allocation   Constella-      AIM       Fidelity
                                           Portfolio    Portfolio    Portfolio     tion A      Value A       Fund
                                          ----------   ----------   ----------   ----------   ---------    ---------
Investment income
   Interest ...........................
   Dividends ..........................                                            $   148      $   241      $   169
   Distribution of loan
     interest income ..................                  $     2      $     1            1            2            1
   Net appreciation(depreciation)
     in fair value of investments .....     $   173          207           67         (219)        (210)         (33)
                                            -------      -------      -------      -------      -------      -------
     Total investment income ..........         173          209           68          (70)          33          137

Contributions
   Conoco Inc. contributions
     (net of forfeitures applied
     of $10)  .........................           6           15           24           16           21            4
   Participants .......................          10           29           45           33           42            8
   Rollovers ..........................                                                 19           19
                                            -------      -------      -------      -------      -------      -------
                                                189          253          137           (2)         115          149
                                            -------      -------      -------      -------      -------      -------
Withdrawals ...........................        (395)         (68)         (72)          (1)          (5)          (7)

Net transfers among funds
   Loans ..............................                                                 (2)          (5)
   Loan principal payments ............                        5            4            5           11            5
   Interfund transfers ................       3,818        6,470        2,159        2,279        2,562        2,142

Assets transferred in (out), net

Affiliated company
   Transfers in (out), net ............
                                            -------      -------      -------      -------      -------      -------
                                              3,423        6,407        2,091        2,281        2,563        2,140
                                            -------      -------      -------      -------      -------      -------
Net increase (decrease)  ..............       3,612        6,660        2,228        2,279        2,678        2,289

Net assets available for plan benefits:
   Beginning of year ..................
                                            -------      -------      -------      -------      -------      -------
   End of year ........................     $ 3,612      $ 6,660      $ 2,228      $ 2,279      $ 2,678      $ 2,289
                                            =======      =======      =======      =======      =======      =======

--------------------------

The accompanying notes are an integral part of these financial statements.

Continued next page

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                              WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                             (Dollars in Thousands)



                                                                        Fund Information
                                           -------------------------------------------------------------------------------
                                                                                     Franklin                   Franklin
                                           Fidelity      Fidelity       Fidelity      Balance     Franklin       Small
                                            Equity       Growth &     Low-Priced      Sheet       Custody         Cap
                                            Income        Income         Stock      Investment    Growth I      Growth I
                                           --------     ---------   -------------   ----------    ---------     ----------
Investment income
   Interest ...........................                                 $      1                                  $      1
   Dividends ..........................     $    234      $    231           543      $    384      $     37           451
   Distribution of loan
     interest income ..................            3             3             4             2             1             4
   Net appreciation(depreciation)
     in fair value of investments .....           90           160            35          (104)           13          (604)
                                            --------      --------      --------      --------      --------      --------
     Total investment income ..........          327           394           583           282            51          (148)

Contributions
   Conoco Inc. contributions
     (net of forfeitures applied
     of $10)  .........................           35            38            63            49            13            68
   Participants .......................           67            72           141            87            22           127
   Rollovers ..........................          164             4           152            31                           1
                                            --------      --------      --------      --------      --------      --------
                                                 593           508           939           449            86            48
                                            --------      --------      --------      --------      --------      --------
Withdrawals ...........................          (42)          (18)          (49)          (17)          (28)          (63)

Net transfers among funds
   Loans ..............................           (4)          (11)           (7)           (7)           (4)          (15)
   Loan principal payments ............            9            12            28            40             9            23
   Interfund transfers ................        6,862         7,115         9,297         6,480         1,472        10,855

Assets transferred in (out), net

Affiliated company
   Transfers in (out), net ............
                                            --------      --------      --------      --------      --------      --------
                                               6,825         7,098         9,269         6,496         1,449        10,800
                                            --------      --------      --------      --------      --------      --------
Net increase (decrease)  ..............        7,418         7,606        10,208         6,945         1,535        10,848

Net assets available for plan benefits:
   Beginning of year ..................
                                            --------      --------      --------      --------      --------      --------
   End of year ........................     $  7,418      $  7,606      $ 10,208      $  6,945      $  1,535      $ 10,848
                                            ========      ========      ========      ========      ========      ========

--------------------------

The accompanying notes are an integral part of these financial statements.

Continued next page

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                              WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                             (Dollars in Thousands)




                                                                          Fund Information
                                            ------------------------------------------------------------------------------
                                            Hotchkis                                 Merrill                       MFS
                                            & Wiley         Janus        Janus        Lynch           MFS         Total
                                             Int'l       Enterprise     Mercury      Growth A      Research A    Return A
                                            --------     ----------    ---------    ----------     ----------    ----------
Investment income
   Interest ...........................     $      1                                  $      1
   Dividends ..........................          127      $     26      $    120           907      $    107      $     56
   Distribution of loan
     interest income ..................            3                           1             9             1
   Net appreciation(depreciation)
     in fair value of investments .....         (515)           (1)         (170)       (1,205)          (80)          (30)
                                            --------      --------      --------      --------      --------      --------
     Total investment income ..........         (384)           25           (49)         (288)           28            26

Contributions
   Conoco Inc. contributions
     (net of forfeitures applied
     of $10)  .........................           42             2            11           100            20             1
   Participants .......................           85             3            24           187            36             2
   Rollovers ..........................                                                    117            75
                                            --------      --------      --------      --------      --------      --------
                                                (257)           30           (14)          116           159            29
                                            --------      --------      --------      --------      --------      --------
Withdrawals ...........................           (9)                         (2)         (132)           (9)           (1)

Net transfers among funds
   Loans ..............................           (2)          (26)                        (22)
   Loan principal payments ............           14             1            10            35             8             1
   Interfund transfers ................        7,406           388         1,157        12,699         2,266           701

Assets transferred in (out), net

Affiliated company
   Transfers in (out), net ............          (10)
                                            --------      --------      --------      --------      --------      --------
                                               7,399           363         1,165        12,580         2,265           701
                                            --------      --------      --------      --------      --------      --------
Net increase (decrease)  ..............        7,142           393         1,151        12,696         2,424           730

Net assets available for plan benefits:
   Beginning of year ..................
                                            --------      --------      --------      --------      --------      --------
   End of year ........................     $  7,142      $    393      $  1,151      $ 12,696      $  2,424      $    730
                                            ========      ========      ========      ========      ========      ========

--------------------------

The accompanying notes are an integral part of these financial statements.

Continued next page

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS,
                              WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                             (Dollars in Thousands)




                                                  Fund Information
                                            ----------------------------
                                                                                 Total
                                             Templeton         Templeton          All
                                               Foreign         Growth I          Funds
                                            -----------      -----------      -----------
Investment income
   Interest ...........................     $         1                       $   144,214
   Dividends ..........................             730      $       665           37,522
   Distribution of loan
     interest income ..................               4                3
   Net appreciation(depreciation)
     in fair value of investments .....          (1,131)            (710)         200,186
                                            -----------      -----------      -----------
     Total investment income ..........            (396)             (42)         381,922

Contributions
   Conoco Inc. contributions
     (net of forfeitures applied
     of $10)  .........................              56               31           24,154
   Participants .......................              96               60           37,699
   Rollovers ..........................              52               52           34,069
                                            -----------      -----------      -----------
                                                   (192)             101          477,844
                                            -----------      -----------      -----------
Withdrawals ...........................             (15)             (49)        (242,120)

Net transfers among funds
   Loans ..............................              (3)              (3)
   Loan principal payments ............              25               23
   Interfund transfers ................           7,786            4,667

Assets transferred in (out), net ......                                            (3,581)

Affiliated company
   Transfers in (out), net ............                                              (451)
                                            -----------      -----------      -----------
                                                  7,793            4,638         (246,152)
                                            -----------      -----------      -----------
Net increase (decrease)  ..............           7,601            4,739          231,692

Net assets available for plan benefits:
   Beginning of year ..................                                         2,867,058
                                            -----------      -----------      -----------
   End of year ........................     $     7,601      $     4,739      $ 3,098,750
                                            ===========      ===========      ===========

--------------------------

The accompanying notes are an integral part of these financial statements.

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.


                          NOTES TO FINANCIAL STATEMENTS

                             (Dollars in Thousands)

NOTE 1 - DESCRIPTION OF THE THRIFT PLAN:

         The following description of the Thrift Plan for Employees of Conoco Inc. (the "Plan") provides only general information. Members should refer to the Plan document for the Plan's provisions.

THE PLAN

         The Plan is a defined contribution plan which was established in 1952 by Conoco Inc. (the "Company"), which became a wholly owned subsidiary of E. I. du Pont de Nemours and Company (DuPont) in 1981. After the sale of the Company's Class A Common Stock representing approximately 30% of the total Conoco shares outstanding through an Initial Public Offering commencing on October 21, 1998, DuPont retained 100% of the Company's Class B Common Stock representing approximately 70% of the total shares in, and approximately 92% of the total voting power of Conoco. The holders of Class A Common Stock and Class B Common Stock generally have identical rights, except that the holders of Class A Common Stock are entitled to one vote per share while holders of Class B Common Stock are entitled to five votes per share on matters to be voted on by stockholders. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Internal Revenue Code (the "Code").

         The purpose of the Plan is to encourage employees to save systematically a portion of their current compensation and to assist them to accumulate additional financial means for the time of their retirement. The Plan is a tax-qualified, contributory profit sharing plan. Employees of the Company, including employees of Affiliated Companies that have adopted the Plan, who have previously met the eligibility requirements of the Plan or who have completed a designated period of 12 consecutive months during which they complete 1,000 hours or more of service; who are regular, full time employees and have completed at least one year of continuous service, who are eligible to participate in a qualified profit-sharing plan of an Affiliated Company from which they were transferred, or became, prior to January 1, 1993, and remained members of the Retirement Plan of Conoco Inc. (now the Pension and Retirement Plan of E. I. du Pont de Nemours and Company (Title 2)); are eligible to participate in the Plan.

         An eligible Participant may authorize the Company to make a payroll deduction under the Plan ranging from 1% to 19% of monthly compensation. The amount deducted can be deposited into a before-tax or after-tax account or some combination thereof. Participants' monthly deductions up to 6% are called Basic Deposits. The Company will contribute an amount equal to 100% of the Participant's monthly Basic Deposits. Subject to certain limitations, certain Participants are eligible to make Supplemental Deposits, either as

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.


                   NOTES TO FINANCIAL STATEMENTS - (Continued)

                             (Dollars in Thousands)

lump sum deposits or deposits in the form of monthly deductions in excess of 19% of monthly compensation. Due to the discrimination rules of the Internal Revenue Code, only "Non-highly Compensated" Participants are currently able to make lump sum Supplemental Deposits.

         A Participant with less than five years of participation credit or service who withdraws any matched before-tax or after-tax deposits will forfeit a portion of related Company Contributions in accordance with the specific Plan provisions. Company Contributions will be suspended for six months if a Participant makes an in-service withdrawal of any earnings in the before-tax or after-tax accounts, or Basic Deposits or Company Contributions contributed during the last 24 months. Employee deposits and matching Company Contributions will be suspended for up to 12 months if a Participant withdraws any before-tax contribution prior to age 59-1/2. In certain circumstances such a withdrawal may also preclude a Participant from making any before-tax contributions in the year following the withdrawal.

         Any vested Participant who separates from service, including one who retires, may elect to make a full account withdrawal at any time. Required minimum distributions commence in March following the year in which a former Participant reaches age 70-1/2.

         Participants may borrow up to one-half of their nonforfeitable account balance subject to certain minimum and maximum loan limitations. The loans are executed by promissory notes and have a minimum term of 12 months and a maximum term of 60 months, except for qualified residential loans that have a maximum term of 120 months. The loans bear an interest rate equal to the average rate charged by selected major banks to prime customers for secured loans. The loans are repaid over the term in monthly installments of principal and interest by payroll deduction. A Participant also has the right to repay the loan in full at any time without penalty.

INVESTMENT FUNDS

         The following investment funds have been established for the investment of Employee Deposits and Company Contributions. Effective October 26, 1998, Conoco Class A common stock was added as an investment option to the Plan. The investment options offered are described below:

Fixed Income Fund
-----------------

Investments under agreement with one or more financial institutions, including insurance companies, banks and other investment entities, which provide for a predetermined or stable rate of return and are held at contract value.

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.


                   NOTES TO FINANCIAL STATEMENTS - (Continued)

                             (Dollars in Thousands)

DuPont Common Stock Fund
------------------------

Common Stock of E. I. du Pont de Nemours and Company.

Conoco Class A Common Stock Fund
--------------------------------

Class A Common Stock of the Company.

Loan Fund
---------

Participant loans - amounts transferred from other funds that are loaned to participants.

Merrill Lynch Funds
-------------------

A total of seven Merrill Lynch investment options are offered, each with its own investment objective:

Mutual Funds:

Merrill Lynch Global Holdings - seeks highest total investment return consistent with prudent risk through global diversification.
Merrill Lynch Capital Fund - seeks highest total investment return consistent with prudent risk.
Merrill Lynch Basic Value Fund - seeks capital appreciation and income. Merrill Lynch Growth A - seeks growth of capital and income.

Index Funds:

Merrill Lynch Small Company Stock Index - seeks to track the holdings and total return of the Russell 2000 Index.
Merrill Lynch International Stock Index - seeks to track the holdings and total return of the Morgan Stanley Capital International EAFE (Europe, Australia, and Far East) Index.
Merrill Lynch Equity Index Tier 6 - seeks to track the holdings and total return of the Standard & Poor's 500 Composite Stock Price Index (S&P 500 Index).

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.


                   NOTES TO FINANCIAL STATEMENTS - (Continued)

                             (Dollars in Thousands)

Mutual Funds
------------

In addition to the four Merrill Lynch mutual funds listed above, seventeen other mutual funds are offered as investment options. Each of the mutual funds has its own investment objective and varying degrees of risk. The list of mutual funds available is:

AIM Constellation A - seeks aggressive capital growth.
AIM Value A - seeks long-term capital growth.
Fidelity Fund - seeks long-term capital growth.
Fidelity Equity-Income - seeks reasonable income and potential for capital appreciation.
Fidelity Growth & Income - seeks high total return.
Fidelity Low-Priced Stock - seeks capital appreciation.
Fidelity Magellan Fund - seeks capital appreciation.
Franklin Balance Sheet Investment - seeks high total return.
Franklin Custody Growth I - seeks capital appreciation.
Franklin Small Cap Growth I - seeks long-term capital growth.
Hotchkis & Wiley International - seeks current income, long-term growth of income and growth of capital.
Janus Enterprise - seeks long-term growth of capital.
Janus Mercury - seeks long-term growth of capital.
MFS Research A - seeks long-term growth of capital and future income.
MFS Total Return A - seeks above-average income consistent with prudent employment of capital, and growth of capital and income. Templeton Foreign I - seeks long-term growth of capital.
Templeton Growth I - seeks long-term growth of capital.

Asset Allocation Portfolios
---------------------------

Four asset allocation portfolios are offered as investment options for balancing risks and return:

3-Way Asset Allocation Portfolio - seeks long-term return while controlling risk.
Conservative Asset Allocation Portfolio - seeks lower risk with lower potential return.
Moderate Asset Allocation Portfolio - seeks moderate risk and return. Aggressive Asset Allocation Portfolio - seeks higher return with higher potential risk.

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.


                   NOTES TO FINANCIAL STATEMENTS - (Continued)

                             (Dollars in Thousands)

         The Conservative, Moderate and Aggressive Asset Allocation Portfolios are composed of other investment options which are available in the Plan. All three asset allocation portfolios have as their components the Fixed Income Fund, Merrill Lynch Small Company Stock Index Trust and the Merrill Lynch Equity Index Tier 6 Trust. The Moderate and Aggressive portfolios also include the Merrill Lynch International Stock Index. The percentage of investment in the Fixed Fund or the other Merrill Lynch options varies depending on the risk.

         Participants may allocate their Employee Deposits and Company Contributions among all funds at their discretion and may reallocate the amounts in their accounts among all funds at their discretion. Members may reallocate the amounts in their accounts among all funds, except the Loan Fund, at their discretion.

         Affiliated Company transfers in(out) represent the net movement of Participant account balances among the Plan and other defined contribution benefit plans of Affiliated Companies.

ADMINISTRATION

         The designated trustee of all the aforementioned funds is Merrill Lynch Trust Company of America (Merrill Lynch). The administration of the Plan is vested in the Employee Benefit Plans Board. The Board of Directors of Conoco Inc. or its delegate may designate three or more persons to serve on the Employee Benefit Plans Board, which has the authority to prescribe regulations for the administration of the Plan, review all claims for benefits under the Plan and enter into agreements with one or more entities, including, but not limited to insurance companies, banks, and other investment organizations, to provide a stable rate of return to the Fixed Income Fund.

         Brokerage fees, transfer taxes, investment fees and other expenses incident to the purchase and sale of securities and investments in the Fixed Income Fund, DuPont Common Stock Fund, Conoco Class A Common Stock Fund, Merrill Lynch Mutual and Index Funds, Asset Allocation Portfolios, and Mutual Funds shall be included in the cost of such securities or investments, or deducted from the sales proceeds, as the case may be. All administrative expenses not specified in the preceding sentence shall be paid out of rebates of record keeping costs and other discounts in connection with investment vehicles available in the Plan. If such assets or other discounts are paid to the Plan, any excess remaining after the reasonable administration expenses of the Plan have been paid shall be allocated to the accounts of all Participants in the Plan who have an Employee Account balance greater than zero on an allocation date

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.


                   NOTES TO FINANCIAL STATEMENTS - (Continued)

                             (Dollars in Thousands)

designated by the Plan Administrator. The balance of any administrative expenses not paid as described above, shall be paid ratably by the Company and its Affiliated Companies participating in the Plan.

         While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event the Plan is terminated, all Participants become vested and the distribution of all account balances will be made based upon the valuation of the Participant's account on the termination date.

RECEIVABLES

         Receivables are comprised of Employee Deposits of $3,165 and $2,905, Company Contributions of $2,147 and $1,997, and loan repayments of $1,163 and $1,128, which are amounts due as of December 31, 1998 and 1997, respectively.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT VALUATION AND INCOME RECOGNITION

         The accompanying financial statements are prepared on the accrual basis of accounting. The Plan's investments are stated at fair value, except for the Fixed Income Fund, which is stated at contract value. The Fixed Income Fund guaranteed investment contracts, separate account guaranteed investment contracts and synthetic guaranteed investment contracts are fully benefit responsive and thus, are stated at cost plus accrued interest, using the contracted interest rates applied to the daily account balances. Mutual Funds are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end. Common/Collective Trust Funds are stated at the fair value of all underlying assets as reported by the applicable custodian. Loans to Participants, short-term investments, and cash are valued at cost that approximates fair value. DuPont common stock and Conoco Class A Common Stock are valued at their quoted market prices at year-end.

         The purchase of shares of DuPont common stock may be made in the open market or from DuPont if it shall have made treasury or authorized but unissued shares available for such purchases, in which event the purchase price shall be the closing price of such stock as reported on the New York

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.

                   NOTES TO FINANCIAL STATEMENTS - (Continued)

                             (Dollars in Thousands)

Stock Exchange - Composite Transactions on the last day preceding the date of such purchase from DuPont.

         The purchase of shares of Conoco Class A Common Stock may be made in the open market or from the Company if it shall have made treasury or authorized but unissued shares available for such purchases, in which event the purchase price shall be the closing price of such stock as reported on the New York Stock Exchange - Composite Transactions on the last day preceding the date of such purchase from Conoco.

         Dividend income is recorded on the ex-dividend date and interest income is recorded when earned. Realized gains and losses on the sale of the DuPont Common Stock Fund and Conoco Class A Common Stock Fund investment securities are based on average cost of the securities sold for each fund respectively. Purchases and sales are recorded on a trade date basis.

USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.


NOTE 3 - INVESTMENTS

         The Fixed Income Fund option provided by the Plan is also available to Participants in the Investment Plan for Salaried Employees of Consol Inc. (the "Consol Plan"), administered by Consol Inc., a corporate joint venture owned equally by DuPont and subsidiaries of RWE AG of Germany, and Sentinel Transportation Company Thrift Plan (the "Sentinel Plan") administered by Sentinel Transportation company, a wholly-owned subsidiary of Dupont. Accordingly, the investments in these funds by Participants in the Plan and Consol and Sentinel Plans have been commingled for investment purposes; however, the three Plans' assets are accounted for separately by the trustee.

         The Fixed Income Fund consists of guaranteed investment contracts
(GICs), separate account GICs (SAGICs), and synthetic guaranteed investment contracts (SYNs).

         The following individual contracts represent more than 5% of the net assets available for plan benefits as of December 31, 1998 and 1997:

         Deutsche Bank                      - 7.03%, No Maturity Date (SYN)
         Metropolitan Life Insurance Co.    - 7.36%, No Maturity Date (SAGIC)
         Prudential Insurance Co.           - 8.55%, 7/01/2001 (SAGIC)

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.


                   NOTES TO FINANCIAL STATEMENTS - (Continued)

                             (Dollars in Thousands)

         The ending balances of these contracts are listed below:


                                                             Current Value              Current Value
                                                               12/31/98                   12/31/97
                                                            --------------            ----------------
         Deutsche Bank                                        $  156,806                $   62,944
         Metropolitan Life Insurance Co.                          99,571                   210,565
         Prudential Insurance Co.                                265,081                   268,581

         The crediting interest rates ranged from 5.78% to 9.96% and 5.74% to 9.96% for the years ended December 31, 1998 and 1997, respectively. The fund's blended rate of return for the year was 7.47% in 1998 and 7.62% in 1997.

         The crediting rates for most SAGIC and SYN contracts are reset annually and are based on the market value of the underlying portfolio of assets backing these contracts. Inputs used to determine the crediting rate include each contract's portfolio market value, current yield-to-maturity, duration (i.e., the present value of the weighted average life), and market value relative to contract value. All contracts have a guaranteed rate of 0% or higher.

         The contract values, which approximate the fair value, of investment contracts as of December 31, 1998 and 1997 are as follows:

                                                                                  Contract Value
                                                                            12/31/98          12/31/98
                                                                          -----------       -----------
Guaranteed Investment Contracts                                           $   129,741       $   337,055
Separate Account Guaranteed Investment Contracts                              364,651           479,146
Synthetic Guaranteed Investment Contracts                                   1,202,829           962,886
                                                                          -----------       -----------
                                                                          $ 1,697,221       $ 1,779,087
                                                                          ===========       ===========

         The total contract values of $1,697,221 and $1,779,087 at December 31, 1998 and 1997 include direct Participant investments of $1,691,162 and $1,772,669 and investments of $6,059 and $6,388 held by the Conservative, Moderate and Aggressive Allocation Portfolios.

         The contract values of synthetic guaranteed investment contracts include ($45,564) and ($24,193) at December 31, 1998 and 1997 related to wrapper contracts which guarantee the

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.


                   NOTES TO FINANCIAL STATEMENTS - (Continued)

                             (Dollars in Thousands)

contract value of the synthetic guaranteed investment contracts for participant initiated withdrawal events.

NOTE 4 - NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS

         The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits the net appreciation(depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.


NOTE 5 - INCOME TAX STATUS

         The Internal Revenue Service has determined and informed the Company by a letter dated August 7, 1995 that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.


NOTE 6 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                                            December 31,
                                                                      1998               1997
                                                                   -----------        -----------
Net assets available for plan benefits per
     the financial statements                                      $ 3,078,990        $ 3,098,750
Less:  Amounts allocated to withdrawing
     participants                                                       (1,193)              (115)
                                                                   -----------        -----------
Net assets available for plan benefits per
     the Form 5500:                                                $ 3,077,797        $ 3,098,635
                                                                   ===========        ===========

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.


                   NOTES TO FINANCIAL STATEMENTS - (Continued)

                             (Dollars in Thousands)


The following is a reconciliation of plan benefits paid to Participants per the financial statements to the Form 5500:

                                                                                  Year Ended December 31,
                                                                                  1998               1997
                                                                                ---------          ---------
Plan benefits paid to Participants per the
     financial statements                                                       $ 259,794          $ 242,120
Add:  Amounts allocated to withdrawing
     Participants at December 31, 1998 and 1997                                     1,193                115
Less:  Amounts allocated to withdrawing
     Participants at December 31, 1997 and 1996                                      (115)            (1,802)
                                                                                ---------          ---------

Plan benefits paid to Participants per the Form 5500                            $ 260,872          $ 240,433
                                                                                =========          =========

Amounts allocated to withdrawing Participants are recorded on the Form 5500 for plan benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.


NOTE 7 - RELATED PARTY TRANSACTION

         Certain Plan investments are shares of mutual funds managed by the Trustee. Therefore, transactions in these investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules.


NOTE 8 - SUBSEQUENT EVENTS

         Effective January 1, 1999 the Plan provides for immediate participation for any regular full-time employee or any regular part-time employee.

         Effective January 1, 1999, the Fixed Income Fund shall be renamed to the Stable Value Fund. Effective April 1, 1999, the assets of the Stable Value Fund were split due to DuPont's sale of the majority of its remaining interest in Consol Energy Incorporated. A separate portfolio, comprised of the same stable value investments that were held in the former Conoco/Consol/Sentinel Stable Value Fund, was established for the Conoco Stable Value Fund.

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.


                   NOTES TO FINANCIAL STATEMENTS - (Continued)

                             (Dollars in Thousands)


         Effective January 1, 1999 a separate savings plan ("the Retail Thrift Plan") was created for Conoco retail employees that provides for immediate eligibility upon regular, full-time employment and a seventy five dollar semi-annual Company contribution not dependent upon employee contributions in addition to the 6% Company match. Retail employees eligible to participate in the Retail Thrift Plan are not eligible to participate in the Thrift Plan and the Thrift Plan accounts of Retail employees were transferred to the Retail Thrift Plan effective January 14, 1999 totaling $2,474.

         Effective March 1, 1999 the Conoco Employee Stock Ownership Plan ("CESOP") began transferring assets out of CESOP to other receiving plans in order to terminate later in the year. The CESOP assets were in the form of DuPont common stock. As a result of transfers, the Plan received 1,782,000 shares of DuPont common stock and $4,671 cash. The cash was for partial shares of DuPont common stock and was invested as the Participants directed.

         On March 22, 1999, Conoco filed a registration statement with the Securities and Exchange Commission ("SEC") outlining a "split-off" plan to establish Conoco as a fully independent company. The tax-free split-off will be achieved through an exchange offer in which DuPont stockholders will be given an opportunity to exchange DuPont common stock for shares of Conoco Class B Common Stock currently held by DuPont. Following a review by the SEC, and depending on market conditions, the split-off is expected to be completed third quarter of 1999. After the split-off, no purchases of DuPont Common Stock or Conoco Class A Common Stock will be made with either fund transfers, future deposits, contributions or income, including dividends. However, Participants will be able to purchase Conoco Class B Common Stock.

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.

                                   SCHEDULE I

            ITEM 27A-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1998

                             (Dollars in Thousands)

                           Description                                         Cost         Current Value
                           -----------                                     -----------      -------------
Aetna Life Insurance Co. - 9.32%, 6/1/99 (GIC) .......................     $    14,974      $    14,974
Aetna Life Insurance Co. - 9.89%, 6/1/00 (GIC) .......................          36,111           36,111
Metropolitan Life Insurance Co. - 7.36%, No
         Maturity Date (SAGIC)  ......................................          99,571           99,571
New York Life Insurance Co. - 9.71%, 6/1/99 (GIC)  ...................          15,569           15,569
New York Life Insurance Co. - 9.11%, 6/1/99 (GIC)  ...................          14,782           14,782
Principal Financial Group - 9.10%, 5/31/99 (GIC) .....................          14,303           14,303
Prudential Insurance Co. - 8.55%, 7/1/01 (SAGIC) .....................         265,081          265,081
Travelers Insurance Co. - 9.66%, 6/1/00 (GIC)  .......................          34,001           34,001
                                                                           -----------      -----------
                                                                               494,392          494,392
                                                                           -----------      -----------
Aetna Life Insurance Co. - 7.05%, No Maturity Date
         (SYN), Aeltus Investment Management .........................         125,669          132,349
Bankers Trust Co. - 5.93%, 12/01/02 (SYN),
         Brundage, Story and Rose ....................................         103,988          105,295
Bankers Trust Co. - 7.68%, No Maturity Date (SYN),
         Pacific Investment Management Co. ...........................          82,473           90,334
CDC Capital Inc. - 6.95%, 10/1/02 (SYN), CDC
         Capital Inc. ................................................          87,919           86,954
Citibank - 7.42%, 8/31/01 (SYN), Merrill Lynch
         Institutional Fund Management ...............................          44,433           44,924
Deutsche Bank - 7.03%, No Maturity Date (SYN),
         Pacific Investment Management Co. ...........................         156,806          165,266
Deutsche Bank - 6.73%, No Maturity Date (SYN),
         Wellington Trust Co. ........................................         110,853          117,388
J. P. Morgan - 6.02%, No Maturity Date (SYN),
         Western Asset Management Co. ................................         117,211          117,142
Peoples Security Life - 6.75%, No Maturity Date
         (SYN), J. P. Morgan Investment Management ...................          94,125           99,184
Providian Capital Management - 7.07%, 1/1/04 (SYN)
         Loomis Sayles & Co. .........................................         140,046          142,474
Union Bank of Switzerland - 6.85%, No Maturity Date
         (SYN), DuPont Pension Fund Investment .......................         139,306          147,083
Net Wrapper Value ....................................................                          (45,564)
                                                                           -----------      -----------
                                                                             1,202,829        1,202,829
                                                                           -----------      -----------

------------------------------
Continued next page

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.

                                   SCHEDULE I

            ITEM 27A-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1998

                                   (Continued)

                             (Dollars in Thousands)

                           Description                                         Cost      Current Value
                           -----------                                      ---------    -------------
                  Total GIC, SAGIC and SYN (a) .......................      1,697,221      1,697,221
                  Less: Fixed Income Contracts held by
                           Asset Allocation Portfolios (b) ...........         (6,059)        (6,059)
                                                                            ----------     ----------
                                                                            1,691,162      1,691,162
                                                                            ----------     ----------

*  Conoco Class A Common Stock Fund ..................................         37,858         31,730
*  DuPont Common Stock Fund ..........................................        516,372        676,304
*  Aggressive Asset Allocation Portfolio (b) .........................          1,414          1,612
*  Conservative Asset Allocation Portfolio (b) .......................          3,232          3,657
*  Moderate Asset Allocation Portfolio (b) ...........................          6,603          7,308
   Barclays 3-Way Asset Allocation Fund ..............................         37,666         75,582
*  Merrill Lynch Small Company Stock Index Tier 2 ....................          4,503          4,434
*  Merrill Lynch Equity Index Tier 6 .................................         82,443        111,491
*  Merrill Lynch International Stock Index Tier 2 ....................          2,426          2,673
   Fidelity Low-Priced Stock .........................................         12,777         11,750
   Franklin Small Cap Growth I .......................................         11,431         10,907
   Janus Enterprise ..................................................          1,337          1,464
   Janus Mercury .....................................................         10,935         12,254
   Hotchkis & Wiley International ....................................          8,982          8,624
   MFS Total Return A ................................................          1,324          1,217
*  Merrill Lynch Global Holdings .....................................         14,384         14,503
   Templeton Growth I ................................................          6,006          4,770
   AIM Value A .......................................................          7,229          7,906
   Fidelity Growth & Income ..........................................         19,361         22,127
*  Merrill Lynch Growth A ............................................          9,825          7,094


--------------------

*     Party in interest to the Plan.

(a)  GIC = Guaranteed Investment Contract; SAGIC = Separate Account
           GIC; SYN = Synthetic Guaranteed Investment GIC

(b)  The Conservative, Moderate and Aggressive Asset Allocation
           Portfolios hold investments in Fixed Income Fund Contracts of $2,428, $3,348 and $283, respectively, totaling $6,059.

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.

                                   SCHEDULE I

            ITEM 27A-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1998

                                   (Continued)

                             (Dollars in Thousands)


                           Description                       Cost     Current Value
                           -----------                    ----------  -------------
   AIM Equity Constellation A .......................          3,001          3,240
   Franklin Balance Sheet Investment ................          6,877          6,408
   Templeton Foreign I ..............................          9,741          7,725
   Fidelity Magellan Fund ...........................        117,873        180,762
   Fidelity Fund ....................................         12,647         14,090
   Fidelity Equity-Income ...........................          7,771          8,172
   Franklin Custody Growth I ........................          1,692          1,916
   MFS Research A ...................................          4,837          5,284
*  Merrill Lynch Capital Fund A .....................         24,559         27,705
*  Merrill Lynch Basic Value Fund A .................         32,519         39,493
   Loan Fund (7.00% - 8.25%)  .......................         35,727         35,727
   Short Term Investments and Cash ..................         33,424         33,424
                                                          ----------     ----------
                  Total Investment Portfolio ........     $2,777,938     $3,072,515
                                                          ==========     ==========



--------------------

*     Party in interest to the Plan.

                            THRIFT PLAN FOR EMPLOYEES
                                       OF
                                   CONOCO INC.

                                   SCHEDULE II

                  ITEM 27D-SCHEDULE OF REPORTABLE TRANSACTIONS
                                DECEMBER 31, 1998

                             (Dollars in Thousands)


         Transaction or Series of Transactions in Excess of 5% of Current Value
                      of Plan Assets as of January 1, 1998



                                                                      Contract       Current
Identity                                                               Value/        Value on
of Party              Description       Purchase       Sales          Cost of       Transaction        Gain on
Involved               of Asset          Price         Price           Asset           Date          Transaction
--------              -----------       --------      --------       --------       -----------      -----------
DuPont               Common Stock       $262,254                     $262,254       $262,254

DuPont               Common Stock                     $229,540        180,388        229,540          $ 49,152

Fixed Income         GIC                 398,037                      398,037        398,037

Fixed Income         GIC                               599,751        449,972        599,751           149,779

                                 EXHIBIT INDEX


  Exhibit
  Number           Description
  23               Consent of Independent Accountants